Amendment No. 1 on FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of  April 2006

Commission File Number            0-16174

This Amendment No. 1 on Form 6-K/A amends and restates in its entirety the Form 6-K filed with the SEC on April 3, 2006 relating to the proxy statement of the registrant. The purpose of this filing is to correct certain errors in the form of the initial filing.

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          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

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Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

__________________________________________________________________________________

Dear Shareholder,

You are cordially invited to attend the 2006 Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited, to be held at Teva`s executive offices at 5 Basel Street, Petach Tikva, Israel, on May 4, 2006 at 5:00 p.m. local time.

At the Annual Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders.  Teva`s board of directors recommends a vote FOR all of the proposals listed in the Notice.  Management will also report on the affairs of the Company and a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented.  Holders of Teva ADRs will receive voting instruction cards from The Bank of New York, the depositary of the ADRs, which will enable them to instruct The Bank of New York on how to vote the Teva ordinary shares represented by their ADRs with regard to the proposals listed in the Notice.  Accordingly, please sign and date the enclosed voting instruction card at your earliest convenience and mail it in the envelope provided.

Teva urges all of its shareholders to review our annual report on Form 20-F, a copy of which is enclosed with this Notice and which is also available on our web site at www.tevapharm.com.

Thank you for your cooperation.

Sincerely,

Eli Hurvitz

Chairman of the Board

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notice of Annual Meeting of Shareholders

Notice is hereby given that the 2006 Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited will be held at Teva`s executive offices at 5 Basel Street, Petach Tikva, Israel on May 4, 2006 at 5:00 p.m. local time.

The agenda for the Annual Meeting is to adopt the following resolutions:

1. To receive and discuss the Company`s consolidated balance sheet as of December 31, 2005 and the consolidated statements of income for the year then ended.

2. To approve the board of directors` recommendation that the cash dividend for the year ended December 31, 2005, which was paid in four installments and aggregated NIS 1.24 (approximately US$0.28) per ordinary share (or ADR), be declared final.

3. To appoint Prof. Gabriela Shalev as a Statutory Independent Director (as defined below) for an additional term of three years, following the expected expiration of her initial term of appointment on October 26, 2006.

4. To elect the following three directors, each to serve for a three-year term:   Dr. Phillip Frost, Carlo Salvi and David Shamir.

5. To approve the purchase of director`s and officer`s liability insurance for the directors and officers of the Company and its subsidiaries, with the same existing annual coverage of up to $250 million, for the period from June 1, 2006 through May 31, 2007.

6. To approve an amendment to section 60(e) of the Company`s Articles of Association relating to the  mechanism for the proposal of persons for nomination as directors of the Company and to restate the Company`s Articles of Association accordingly.

7. To approve an increase in the remuneration paid to the directors of the Company (other than the Chairman of the Board), provided that the Company`s Statutory Independent Directors shall be entitled to an increase (up to the said amounts) only when and to the extent permitted under Israeli law.

8. To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd. ("PwC"), as the Company`s independent registered public accounting firm for the year ending December 31, 2006 and to authorize the audit committee to determine their compensation and the board of directors to ratify such determination.

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Only shareholders of record at the close of business on March 27, 2006 will be entitled to this notice of, and to vote at, the Annual Meeting.  Should no legal quorum be present one half hour after the time set for the Annual Meeting, the Meeting shall be adjourned to one week from that day, at the same time and place.

By Order of the Board of Directors,

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Uzi Karniel, Adv.

Corporate Secretary

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Table of Contents

Page

The Meeting....................................................................................................................	1
Record Date; Shareholders Entitled to Vote.........................................................	1
Quorum and Voting Procedure............................................................................	1
Shareholder Nominations....................................................................................	1
Householding of Proxy Materials.........................................................................	1
Expenses of Solicitation of Proxies.......................................................................	2

Proposal 1: Presentation of Financial Statements.....................................................	3
Proposal 2: Approval of 2005 Dividend......................................................................	3
Proposal 3: Appointment of Statutory Independent Director...................................	3
Proposal 4: Election of Directors................................................................................	4
Directors ..................................................................................................................	4
Directors Being Considered for Election at this Annual Meeting............................	4
Continuing Directors............................................................................................	4
Board Practices and Committees...............................................................................	6
Statutory Independent Directors/Financial Expertise.............................................	7
Committees of the Board.....................................................................................	7
Code of Ethics..........................................................................................................	9
Proposal 5: Approval of Liability Insurance for Directors........................................	9
Proposal 6: Amendment to the Company`s Articles of Association .......................	10
Proposal 7: Approval of Increase in Directors` Remuneration ...............................	10
Proposal 8: Appointment of Independent Registered Public Accounting Firm........	11
Independent Registered Public Accounting Firm Fees.................................................	11
Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm..............................................................................................	12

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The Meeting

The 2006 Annual Meeting of Shareholders of the Company will be held at the Company`s executive offices at 5 Basel Street, Petach Tikva, Israel on May 4, 2006 at 5:00 p.m. local time.

Record Date; Shareholders Entitled to Vote

Only shareholders of record at the close of business on March 27, 2006 will be entitled to notice of, and to vote at, the Annual Meeting, and any adjournments or postponements thereof.  At such time, each issued and outstanding ordinary share, par value NIS 0.1 per share, shall be entitled to one vote on all matters properly submitted at the Annual Meeting.

Quorum and Voting Procedure

At least two shareholders who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company are necessary to constitute a legal quorum.

The affirmative vote of the holders of a majority of the shares participating at the Annual Meeting, in person or by proxy or through their representatives, is required to adopt any proposal, except as described below:

The third proposal, relating to the extension of Prof. Gabriela Shalev`s  term of appointment, is subject to one of the following conditions:  (i) the majority of the votes cast at the meeting and voting in favor of the appointment shall include at least one-third of the votes of shareholders who are not controlling persons (as such term is defined in the Israeli Companies Law) participating at the meeting, which votes shall not include abstaining votes; or (ii) the total number of objecting votes of shareholders who are not controlling persons (as such term is defined in the Israeli Companies Law) do not exceed 1% of the total voting rights in the Company.

The sixth proposal, relating to the amendment to the Company`s Articles of Association, requires the affirmative vote of the holders of at least 85% of the shares voting at the Annual Meeting in person or by proxy.

Under the terms of the Depositary Agreement among Teva and The Bank of New York, which acts as the Depositary, and the holders of the Company`s American Depositary Receipts ("ADRs"), the Depositary shall endeavor (insofar as is practicable and in accordance with the Articles of Association of the Company) to vote or cause to be voted the number of ordinary shares represented by your ADRs in accordance with your instructions.  If your instructions are not received by the Depositary, the Depositary shall give a discretionary proxy for the ordinary shares represented by your ADRs to a person designated by the Company.

Shareholder Nominations

Under the terms of Teva`s Articles of Association, any shareholder may nominate candidates for election as directors.  Any such nominations must be delivered to Teva at its executive offices within 10 days of publication of the notice of the Annual Meeting and contain the information required by Article 60(e) of Teva`s Articles of Association.

Householding of Proxy Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports.  This means that only one copy of this proxy statement or the Company`s annual report may have been sent to multiple shareholders in your household.  The Company will promptly deliver a separate copy of either document to you if you write to or call the Company at the following address or phone number:  Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, phone: 972-3-926-7554, Attn: Investor Relations.  If you want to receive separate copies of the Company`s annual report and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact the Company at the above address and phone number.

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Expenses of Solicitation of Proxies

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of this proxy statement, the proxy card and any additional information furnished to shareholders.  The Company may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners.  The Company has retained MacKenzie Partners, Inc. to assist with the solicitation of proxies for a fee not to exceed $7,500, plus reimbursable expenses.  In addition to solicitation by mail, certain of the Company`s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile and personal interviews.

Proposal 1:  PRESENTATION OF Financial Statements

The board of directors has approved and is presenting to the shareholders for receipt and discussion at the Annual Meeting Teva`s Consolidated Balance Sheet as of December 31, 2005 and the Consolidated Statements of Income for the year then ended, which are included in Teva`s Annual Report on Form 20-F for the year ended December 31, 2005.

Proposal 2:  Approval of 2005 Dividend

The board of directors recommends that the shareholders approve the board`s recommendation that the cash dividend for the year ended December 31, 2005, which was paid in four installments and aggregated NIS 1.24 (approximately US $0.28) per ordinary share (or ADR), be declared final.

Proposal 3:  APPOINTMENT of Statutory INDEPENDENT Director

Following the recommendation of Teva`s nominating committee, the board of directors recommends that the shareholders approve the extension of the appointment of Prof. Gabriela Shalev as a Statutory Independent Director (as defined below) for an additional term of three (3) years following the expected expiration of her initial term of appointment on October 26, 2006.

Under the provisions of the Israeli Companies Law, the Company is required to nominate and elect not less than two directors who are required to meet the independence criteria of the Israeli Companies Law ("Statutory Independent Directors").  The Israeli Companies Law further requires that at least one Statutory Independent Director have financial and accounting expertise, and that the other Statutory Independent Director have professional competence, as determined by the company`s board of directors. A Statutory Independent Director can be elected for a period of three years, which term of service may be extended for one additional period of three years.  See "Statutory Independent Directors/Financial Expertise" below.

Prof. Gabriela Shalev has been a member of the Faculty of Law of the Hebrew University since 1964, where from 1986 she held the position of Professor of Contract Law. Having retired from the Hebrew University in 2002, she is currently President and Rector of Ono Academic College. Over the years she has been a visiting professor in many law schools in Europe and the U.S. Prof. Shalev was a member of the board of directors and chairperson of the audit committee of Bank Hapoalim Ltd., Israel`s largest commercial bank, from 1990 until 1996. From 1995 until 2005, she was a member of the board of directors and chairperson of the audit committee of the Israel Electric Company. Currently she is also a director of Koor Industries Ltd. and Osem Investments Ltd., as well as a member of various committees serving non-profit organizations. Prof. Shalev qualifies as a Statutory Independent Director under the Israeli Companies Law and was determined by the Board to have professional competence under the Israeli Companies Law.

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Proposal 4:  Election of Directors

Following the recommendation of Teva`s nominating committee, the board of directors recommends that the shareholders approve the election of the following three directors, each to serve for a three-year term, until Teva`s annual general meeting of 2009: Dr. Phillip Frost, Carlo Salvi and David Shamir.

Directors

The following table sets forth information as to the directors of Teva as of March 10, 2006:

Name	Age	Director Since	Term Ends	Name	Age	Director Since	Term Ends
Eli Hurvitz, Chairman(1)(2)	73	1968	2008	Dr. Max Reis	78	2001	2006
Dr. Phillip Frost, Vice Chairman	69	2006	2006	Carlo Salvi	69	2004	2006
Ruth Cheshin(2)	69	1989	2008	Prof. Michael Sela	82	1987	2008
Abraham E. Cohen	68	1992	2007	Dov Shafir	74	1969	2007
Leslie Dan	76	2001	2007	Prof. Gabriela Shalev(3)	64	2003	2006
Prof. Meir Heth	73	1977	2007	David Shamir	45	2004	2006
Prof. Moshe Many	77	1987	2007	Harold Snyder	83	1996	2008
Dr. Leora (Rubin) Meridor(3)	58	2002	2008

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(1) Eli Hurvitz is the father of Chaim Hurvitz, Teva`s Group Vice President International.

(2) Ruth Cheshin and Eli Hurvitz are sister- and brother-in-law.

(3) Statutory Independent Director elected in accordance with the Israeli Companies Law.

Directors Being Considered for Election at this Annual Meeting

Dr. Phillip Frost has served as Vice Chairman of the Board of Teva since the completion of the acquisition of Ivax Corporation in January 2006 and as Chief Executive Officer of Ivax since 1987. He previously served as Chairman of the Board of Ivax from 1987 until January 2006 and as President of Ivax from 1991 until 1995. Dr. Frost is Chairman of the board of directors of Ivax Diagnostics, Inc. (diagnostic reagent kits), a public company that is 72% owned by Ivax. He is a director of Northrop Grumman Corporation (aerospace), Continucare Corporation (healthcare), Cellular Technical Services Company, Inc. (cellular services) and Ladenburg Thalmann Financial Services Inc. (securities brokerage). He is a life member, and former Chairman, of the Board of Trustees of the University of Miami, co-Vice Chairman of the Board of Governors of the American Stock Exchange, and a member of the Board of Trustees of The Scripps Research Institute. Dr. Frost received a B.A. in French literature from the University of Pennsylvania in 1957 and an M.D. from the Albert Einstein College of Medicine in 1961.

Carlo Salvi commenced his service on the Board of Teva upon completion of the acquisition by Teva of Sicor Inc. in January 2004. Previously, Mr. Salvi served as Vice Chairman of Sicor from August 2001. Mr. Salvi was Sicor`s President and Chief Executive Officer from August 1998 to September 2001. In addition, Mr. Salvi served as a director of Sicor since February 1997 and was Chairman of the Board of Sicor S.p.A. from February 1997 to June 1999. Prior to the merger of Gensia Inc. and Rakepoll Holdings in 1997, Mr. Salvi was a consultant to Alco Chemicals Ltd. from 1995 to 1997 and served as General Manager of Alco from 1986 to 1995.

David Shamir serves as the General Manager of Texas Instruments Israel Ltd. since 2001. From 1986 to 2001, he served in several R&D and management positions in Motorola Semiconductor Israel Ltd. He received his B.Sc. in Computer Engineering from the Technion, Israel Institute of Technology in 1986.

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Continuing Directors

Eli Hurvitz has served as Chairman of the Board of Teva since April 2002. Eli Hurvitz has been determined by the Board to be a financial and accounting expert under Israeli law. Previously, he served as Teva's President and Chief Executive Officer for over 25 years and has been employed at Teva for over 40 years. He serves as Chairman of the Board of The Israel Democracy Institute (IDI), Chairman of the Board of NeuroSurvival Technologies Ltd. (a private company) and a director of Vishay Intertechnology. He served as Chairman of the Israel Export Institute from 1974 through 1977 and as the President of the Israel Manufacturers Association from 1981 through 1986. He served as Chairman of the Board of Bank Leumi Ltd. (1986 - 1987). He was a director of Koor Industries Ltd. from 1997 through 2004 and a member of the Belfer Center for Science and International Affairs at John F. Kennedy School of Government at Harvard University from 2002 through 2005. He received his B.A. in Economics and Business Administration from the Hebrew University in 1957.

Ruth Cheshin is the President of the Jerusalem Foundation, a multi-national organization which raises funds around the world for the creation of social, educational and cultural projects for all the citizens of Jerusalem. Ms. Cheshin is also an active member in many of the city`s most important boards.

Abraham E. Cohen served as Senior Vice President of Merck & Co. and from 1977 to 1988 as President of the Merck Sharp & Dohme International Division. Since his retirement in January 1992, Mr. Cohen has been active as an international business consultant. He is presently a director of Akzo Novel NV., Chugai Pharmaceutical Co. U.S.A., Neurobiological Technologies, Inc. and Vasomedical, Inc.

Leslie Dan is the Chairman of Novopharm, which he founded and managed until its acquisition by Teva in 2000. Mr. Dan serves on several hospital boards in Canada and is a director of Draxis Pharmaceutical Company and Chairman of Viventia Biotech. He is a pharmacist with over 50 years of business experience in the pharmaceutical industry. Mr. Dan received three honorary doctorates and numerous other awards for his charitable contributions, including the CAN-MAP organization that he founded. He holds an M.B.A. from the University of Toronto.

Prof. Meir Heth has served on Teva`s Board since 1977 and as Chairman of the Board from 1994 to 2002. During his service at Teva, Prof. Heth served as Chairman of the Executive Committee for an extended period. Prof. Heth was designated as the financial expert on Teva`s audit committee for the purposes of SEC regulations and as financial and accounting expert under Israeli law. Prof. Heth has served as Chairman of the Board of Bank Leumi Ltd. and as Chairman of Bank Leumi Trust Company of New York from 1987 to 1988. From 1978 to 1986, Prof. Heth was Chairman of the Tel Aviv Stock Exchange. Prof. Heth served at The Bank of Israel beginning in 1962 in various positions, including Senior Economist from 1962-1968, Supervisor of Banks from 1969 to 1975 and Senior Advisor to the Governor from 1975 to 1977. Prof. Heth is a Professor at the Law School of the College of Management and serves as Chairman of Psagot-Ofek Investment House Ltd. and as a director of Nilit Ltd.

Prof. Moshe Many, M.D., Ph.D. has served as president of the Ashqelon Academic College since January 2002. He previously served as the President of the Tisom International School of Management. He is a former President of the Tel Aviv University, the former Medical Director of the Ramat Marpeh Hospital and the former Deputy Chairman of Maccabi Health Care Fund. He has been a Department Head at Tel Hashomer Hospital since 1976. He has served as a director at Elbit Medical Imaging since 1997 and at Israel Laser Industries from 1994 to 1998. He received his M.D. degree from Geneva University in 1952 and his Ph.D. in Surgery from Tufts University in 1969.

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Dr. Leora (Rubin) Meridor has been a director of Teva since December 2002. Dr. Meridor was determined by the Board as a financial and accounting expert under Israeli law. Dr. Meridor is a business and financial consultant. She served as the Chairman of the Board of Bezeq International Ltd. and Walla Communications Ltd. from 2001 to 2005. She served as Chairman of the Board of Hapoalim Capital Markets between 2001-2004. From 1996 to 2000, Dr. Meridor served as Senior Vice President and Head of the Credit and Risk Management Division of the First International Bank of Israel. Between 1983 and 1996, Dr. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Dr. Meridor has held various teaching positions with the Hebrew University and holds a Bachelor`s degree in mathematics and physics, a Master`s degree in Mathematics and a Ph.D. in Economics from the Hebrew University, Jerusalem. She serves on several boards of directors (NICE Systems Ltd., Gilat Satellite Networks Ltd., Isrotel Ltd., GEJ Yizum Ltd. and Weizmann Institute of Science) and qualifies as a Statutory Independent Director under the Israeli Companies Law.

Dr. Max Reis is Chairman of Degem Systems Ltd. and serves on the boards of Oridion Medical Ltd., Yachin Hakal Ltd. and Gaon Holdings.  From 1971 until 1986, he was Chairman or Managing Director of half a dozen companies in the Israel Chemicals Group.  From 1986 until 1990, he served as President of Technion Israel Institute of Technology.  From 1992 until 1999, he was Chairman of the Audit Committee of the board of directors of the Union Bank of Israel.  Dr. Reis has a Ph.D. in Chemical Engineering from the Imperial College, London and attended the Advanced Management Program of the Harvard Business School.

Prof. Michael Sela is Institute Professor of Immunology at the Weizmann Institute of Science where he was the President from 1975 through 1985 and served as a Deputy Chairman of the Board of Governors of the Weizmann Institute of Science from 1985 through 2004. He received his Ph.D. degree in Biochemistry from the Hebrew University in 1954. He is the recipient of nine honorary doctorate degrees from institutions in the United States, France, Mexico and Israel.  He is a member of 15 Academies of Science in various countries, including the U.S. National Academy of Sciences.

Dov Shafir, Colonel (retired) of the Israel Defense Forces, served as chairman of the Executive Committee of Teva`s board of directors from 1992 until 2002 and presently serves as a director of Ofer Technologies Ltd. and "Am-Shav"- Initiative and Technological Applications Ltd.

Harold Snyder, now retired, was Senior Vice President of Teva USA and the former President of Biocraft Laboratories, Inc. Mr. Snyder founded Biocraft Laboratories in 1964. He had previously served as President of Stoneham Laboratories Inc. He received his B.S. in Science from New York University in 1948 and his M.A. in Natural Science from Columbia University in 1950.

Board Practices and Committees

Teva`s board of directors is comprised of 15 persons, four of whom are being considered for election at this Annual Meeting. Ten of the board members have been determined to be independent within the meaning of applicable Nasdaq regulations. The Board includes two Statutory Independent Directors, as mandated under the Israeli Companies Law, which also requires that such directors meet additional criteria to help ensure their independence. The terms of the directors are set forth in the table above.

All directors are entitled to review and retain copies of Teva`s documentation and examine Teva`s assets, as required to perform their duties as directors and to receive assistance, in special cases, from outside experts at the expense of Teva (subject to approval by the Board or by court).

Board Practices and Procedures.  Teva`s board members are generally elected for terms of three years.  Teva believes that this system of multi-year terms allows Teva`s directors to acquire and provide Teva with the benefit of a high level of expertise with respect to its complex business.

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Board Meetings.  Meetings of the board of directors are generally held every four to six weeks throughout the year, with additional special meetings scheduled when required.  The board held 17 meetings during 2005.

Executive Sessions of the Board.  The independent members of the board met in executive session (without management or non-independent directors` participation) one time during 2005.  They will continue to meet in executive session on a regular basis.

Directors Service Contracts.  Teva does not have any contracts with any of its non-executive directors that would provide for benefits upon termination of employment.

Corporate Governance.  Teva is in compliance with corporate governance standards as currently applicable to Teva under Israeli, U.S., SEC and Nasdaq laws and regulations.

As further described below, Teva has adopted an audit committee charter formalizing its procedures and duties and also has adopted a nominating procedure, each pursuant to applicable laws and regulations.

Communications with the Board.  Shareholders or other interested parties can contact any director or committee of the Board by writing to them care of Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, Attn: Corporate Secretary or Internal Auditor.

Comments or complaints relating to Teva`s accounting, internal controls or auditing matters will also be referred to members of the audit committee as well as other bodies of the Company. The Board has adopted a global "whistleblower" policy, which provides employees and others with an anonymous means of communicating with the audit committee.

Statutory Independent Directors/Financial Expertise

Under the Israeli Companies Law, publicly held Israeli companies such as Teva are required to appoint two Statutory Independent Directors, who must also serve on the audit committee. All other Board committees must include at least one such Statutory Independent Director. Such Statutory Independent Directors are appointed at the general meetings by the holders of a majority of Teva`s ordinary shares, as described under "The Meeting - Quorum and Voting Procedure" above, and must meet certain non-affiliation criteria-all as provided under the Israeli Companies Law. A Statutory Independent Director is appointed for an initial term of three consecutive years, and may be reappointed for one additional three-year term. Regulations promulgated under the Israeli Companies Law set the minimum and maximum compensation that may be paid to Statutory Independent Directors. Prof. Gabriela Shalev and Dr. Leora (Rubin) Meridor currently serve in this capacity.

The Israeli Companies Law further requires that at least one Statutory Independent Director have financial and accounting expertise, and that the other Statutory Independent Director have professional competence, as determined by the company`s board of directors. Under recently enacted regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to deeply understand the company`s financial statements and to arouse discussion in respect of the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company`s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or in the field of the company`s business.

Dr. Leora (Rubin) Meridor was determined by the board of directors to be a financial and accounting expert under the Israeli Companies Law, and Prof. Gabriela Shalev was determined by the Board to have professional competence.

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The board of directors has also adopted a policy to require at least two directors who are financial and accounting experts under the Israeli Companies Law, in addition to the Statutory Independent Director. Accordingly, Prof. Meir Heth and Eli Hurvitz were determined by the board of directors to be financial and accounting experts.

Committees of the Board

Teva`s Articles of Association provide that the board of directors may delegate its powers to one or more committees of the Board as it deems appropriate to the extent such delegation is permitted under the Israeli Companies Law. Each committee must include at least one Statutory Independent Director. The Board has appointed audit, compensation, nominating, finance, science and technology and community affairs committees.

Audit Committee

The Israeli Companies Law mandates the appointment of an audit committee comprised of at least three directors. The audit committee must include both Statutory Independent Directors and may not include certain members of the Board. Under the Israeli Companies Law, the audit committee is responsible for overseeing the business management practices of the Company in consultation with the Company`s internal auditor and independent auditors, making recommendations to the Board to improve such practices and approving certain transactions with interested parties.

In accordance with the Sarbanes-Oxley Act of 2002 and Nasdaq requirements, Teva`s audit committee is directly responsible for the appointment, compensation and oversight of Teva`s independent auditors. In addition, the audit committee is responsible for assisting the Board in monitoring Teva`s financial statements, the effectiveness of its internal controls and its compliance with legal and regulatory requirements. Teva`s audit committee charter sets forth the scope of the committee`s responsibilities, including: its structure, processes and membership requirements; the committee`s purpose; and its specific responsibilities and authority with respect to registered public accounting firms, complaints relating to accounting, internal accounting controls or auditing matters, authority to engage advisors, and funding as determined by the audit committee.

The current members of Teva`s audit committee are Dov Shafir (Chairman), Prof. Gabriela Shalev, Dr. Leora (Rubin) Meridor, Dr. Max Reis, Prof. Moshe Many and Prof. Meir Heth, all of whom have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. During 2005, the audit committee held nine meetings.

The Board has determined that Prof. Meir Heth is an "audit committee financial expert" as defined by applicable SEC regulations.

Compensation Committee

The compensation committee is responsible for determining, or recommending for determination, the compensation of Teva`s executive and other officers (including certain responsibilities in connection with the granting of stock options and other equity awards to Teva`s officers, directors and employees under its Omnibus Long-Term Share Incentive Plan of 2005) and making proposals to the Board with respect to the terms of employment of such individuals. The current members of Teva`s compensation committee are Prof. Meir Heth (Chairman), Harold Snyder, Dov Shafir, Abraham Cohen and Prof. Gabriela Shalev or, in her absence, Dr. Leora (Rubin) Meridor, all of whom have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. During 2005, the compensation committee held seventeen meetings.

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Nominating Committee

The role of the nominating committee is to recommend, to the Company`s board of directors, the slate of director nominees for election to the board of directors and to identify and recommend candidates, subject to the approval of the board of directors, to fill vacancies occurring between annual shareholder meetings. Before recommending an incumbent, replacement or additional director, the committee reviews his or her qualifications, including capability, availability to serve, conflicts of interest and other relevant factors. Members of the nominating committee are Prof. Meir Heth (Chairman), Prof. Moshe Many, Dov Shafir, Abraham E. Cohen and Dr. Leora (Rubin) Meridor or, in her absence, Prof. Gabriela Shalev, all of whom have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC. The committee held three meetings in 2005.

Finance Committee

The finance committee is responsible for overseeing Teva`s financial strategies and policies, risk management and financial controls and reporting, as well as a variety of other financial-related matters. The current members of the committee are Eli Hurvitz (Chairman), Dr. Leora (Rubin) Meridor, Prof. Gabriela Shalev, Carlo Salvi and Prof. Meir Heth. The committee held four meetings in 2005.

Science and Technology Committee

The science and technology committee is primarily engaged in the review and analysis of the annual budgets and plans of the innovative and generic R&D divisions, the review of new technologies and major projects, and the review of Teva`s relationship with the scientific community. The current members of the committee are Prof. Moshe Many (Chairman), Eli Hurvitz, Prof. Gabriela Shalev or, in her absence, Dr. Leora (Rubin) Meridor, Prof. Michael Sela, Dr. Max Reis, Dov Shafir, Abraham E. Cohen and Harold Snyder. The committee held one meeting in 2005.

Community Affairs Committee

The community affairs committee is primarily engaged in the review and oversight of Teva`s involvement in the community, public policy issues affecting Teva and the Company`s relationships with medical, educational and cultural institutions, including charitable donations. The current members of the committee are Eli Hurvitz (Chairman), Ruth Cheshin, Prof. Gabriela Shalev, Prof. Meir Heth, Dov Shafir, Leslie Dan and Prof. Michael Sela. The committee held two meetings in 2005.

Code of Ethics

Teva has adopted a code of business conduct applicable to its executive officers, directors and all other employees.  A copy of the code is available to every Teva employee on Teva`s intranet site, upon request to its human resources department, to investors by contacting Teva`s investor relations department and to others through the legal department or the internal auditor.  Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K.  As referred to above, the board of directors has approved a whistleblower policy, which functions in coordination with Teva`s code of business conduct and provides an anonymous means for employees and others to communicate with various bodies of Teva, including the audit committee of its board of directors.

PROPOSAL 5:  Approval of Liability Insurance FOR DIRECTORS

The Israeli Companies Law requires shareholder approval of the purchase of liability insurance for directors.  The purchase of such insurance is standard practice for companies similar to Teva, and Teva believes that the purchase of such insurance is critical to maintaining and attracting quality directors and officers.  The audit committee of the board of directors approved, and the board of directors approved and recommends that the shareholders approve, the purchase of director`s and officer`s liability insurance for the directors and officers of the Company and its subsidiaries, with the same existing annual coverage of up to $250 million, for the period from June 1, 2006 through May 31, 2007.

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However, in accordance with the Israeli Companies Law, such proposed liability insurance for directors will not provide coverage for: (i) violations of the "duty of loyalty" towards the company, if the director did not act in good faith and with a reasonable basis to assume that his or her actions would not harm the company; (ii) breaches of the duty of care if committed intentionally or recklessly, or (iii) liability for acts committed with the intent to derive an illegal personal gain or monetary fines or penalties.

PROPOSAL 6:  AMENDMENT TO THE COMPANY`S ARTICLES OF ASSOCIATION

The nominating committee has recommended that the board recommend to the shareholders, and the board recommends to the shareholders, that Article 60(e) of the Company`s Articles of Association be amended, as described below, and that the Company`s Articles of Association be restated accordingly.  Under the proposed amendment, shareholders have the ability to submit nominations for directors of the Company for consideration by the nominating committee.  The amendment does not otherwise modify a shareholder`s ability under Israeli law to make proposals for directors.

The proposed amendment is as set forth below, with the text proposed to be added to Teva`s current Articles in italics and the deleted text crossed out (note that the Hebrew version of the Company`s Articles is the binding version):

Any proposal by a shareholder as set forth above shall include all of the following particulars: (i) the name and address of the nominating shareholder and a detailed listing of the number of shares held by him or her and authorization of such holding as set forth in the law; (ii) particulars with regard to the candidate(s) for appointment as Director(s), such as would have been required in a Notice of Position filed on behalf of the Board of Directors with regard to the nomination of candidate(s) to the Board of Directors; (iii) approval attesting to the consent of the candidate(s) to serve on the Board of Directors of the Company; (iv) a detailed listing of all of the relationships and understandings which exist between the nominating shareholder and the candidate(s) on his or her behalf; and (v) a notice stating whether the nominator intends to send the remaining shareholders a Notice of Position with regard to the appointment of the candidate(s) on his or her behalf."

Proposal  7:  APPROVAL OF INCREASE OF DIRECTORS` REMUNERATION

The compensation committee has recommended to the audit committee and the board of directors the below increase in the remuneration paid to the Company`s directors (other than the Chairman of the Board).  Both the audit committee and the board have approved, and recommends shareholders approve, the proposed increase, particularly in light of the significant growth of the Company, both in terms of activities and complexity, and the resulting increased demands on its directors.

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Position	Current Annual Fees	Proposed Annual Fees	Current Fees per Meeting	Proposed Fees per Meeting
Committee Chairperson	NIS 130,715 (approx. US$ 27,700)	NIS 250,000 (approx. US$ 53,000)	NIS 3,137 (approx. US$ 665)	NIS 4,717 (approx. US$ 1,000)
Director	NIS 104,574 (approx. US$ 22,170)	NIS 200,000 (approx. US$ 42,400)	NIS 3,137 (approx. US$ 665)	NIS 4,717 (approx. US$ 1,000)

The above fees are subject to adjustment in accordance with changes in the Israeli Consumer Price Index.

The Israeli Companies Law provides certain limitations on the maximum compensation that a company is allowed to pay its Statutory Independent Directors.  Teva`s two Statutory Independent Directors are currently paid the maximum amount permitted, which is NIS 104,574 per year and NIS 3,137 per meeting.  Accordingly, the proposed increase (up to the said amounts), if approved by the shareholders, will take effect with respect to the Company`s Statutory Independent Directors only when and to the extent permitted under the Israeli Companies Law.

Mr. Eli Hurvitz, Chairman of the Board, is paid pursuant to his employment agreement with the Company, which was entered into and approved by the Company`s shareholders in 2002.  Under the terms of this agreement, no additional compensation is paid to him for his service as a director.  Dr. Phillip Frost, Vice Chairman of the Board, continues to be paid by Ivax pursuant to his employment agreement with Ivax in effect prior to the acquisition of Ivax by the Company.

Proposal  8:  APPOINTMENT OF Independent registered public accounting firm

The audit committee of the board of directors recommends that the shareholders appoint Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited ("PwC"), as the Company`s independent registered public accounting firm for the year ending December 31, 2006, and further authorize the audit committee to determine their compensation and the board of directors to ratify such determination.

Representatives of PwC are expected to be present at the Annual Meeting and will also be available to respond to questions from shareholders.

Independent Registered Public Accounting Firm Fees

Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited, for the years ended December 31:

	2005	2004
	($ in thousands)
Audit Fees	$ 6,716	$ 3,816
Audit-Related Fees	982	808
Tax Fees	4,799	5,133
All Other Fees	3	25
Total	$ 12,500	$ 9,782

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The audit fees for the year ended December 31, 2005 were for professional services rendered for the integrated audit of Teva`s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2005, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC. The audit fees for the year ended December 31, 2004 were for professional services rendered for the audit of Teva`s annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees as of the years ended December 31, 2005 and 2004, respectively, were for assurance and related services related to due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees as of the years ended December 31, 2005 and 2004, respectively, were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2005 and 2004 were for general guidance related to accounting issues and the purchase of accounting software and human resources benchmarking software.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

Teva`s audit committee is responsible for the oversight of its independent auditors` work. The audit committee`s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services, as further described above. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

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Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date April  6,2006

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